October 21, 1998


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC  20549

Re:   Saf T Lok Incorporated
      Registration Statement on Form S-1
      (File No. 333-46375)



Ladies and Gentlemen:


Pursuant to Rule 477 of the Securities Act of
1933, please accept this letter as a request for the Commission's consent to the withdrawal of the Registration Statement on Form S-1, File No. 333-46375 (as amended to date, the "Registration Statement"), filed by Saf T Lok Incorporated (the "Company").
As the result of the downturn in the public securities markets in general and the price of the Company's publicly-traded shares in particular, the Company no longer intends to pursue a public offering of its common stock as contemplated by the Registration
Statement.

Pursuant to Rule 477, upon the Commission's consent to withdrawal of the Registration
Statement, the Commission shall include an order in the file for the Registration statement stating that the Registration
Statement has been "withdrawn upon the
request of the registrant, the Commission consenting thereto." Please return one dated copy of the order granting such withdrawal to the undersigned.

Please direct all inquiries to the
undersigned at 561-743-5625.

Thank you.

Very truly yours,
Saf T Lok Incorporated





By: /s/ Franklin W. Brooks
Franklin W. Brooks
President & Chief Executive Officer



Cc: Michael H. Hurowitz